FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a - 16 or 15d -16
of the Securities Exchange Act of 1934

For the Month of January, 2003

Gilat Satellite Networks Ltd.
(Translation of Registrant's Name into English

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___	Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_______	No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto and incorporated by reference herein is Registrant's press release dated January 16, 2003, announcing the selection of its subsidiary to provide GTECH Corporation with more than 10,000 Gilat Skystar Advantage(R)broadband satellite communications terminals for lottery networks in California, Minnesota, Kansas and New York.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/Yoav Leibovitch Yoav Leibovitch Chief Financial Officer

Dated: January 16, 2003

Jan 16, 2003

Gilat's Spacenet Subsidiary to Provide GTECH with More Than 10,000 VSAT Terminals for State Lottery Systems in California, Minnesota, Kansas and New York
With latest purchases, total number of Gilat VSATs ordered by GTECH reaches nearly 25,000

Petah Tikva, Israel, January 16, 2003 - Gilat Satellite Networks Ltd. (Nasdaq: GILTF) today announced today announced that its US subsidiary Spacenet Inc. has signed multiple agreements with global lottery services leader GTECH Corporation to install more than 10,000 Gilat Skystar Advantage(R)broadband satellite communications terminals for lottery networks in California, Minnesota, Kansas and New York.

The announcement comes on the heels of a previously announced agreement with GTECH to use Gilat's Skystar Advantage VSAT platform at more than 6,000 sites throughout Texas.
Since 1991, Gilat and its subsidiaries have provided GTECH with nearly 25,000 VSAT terminals for use by government-authorized lotteries worldwide. In contrast to previous deployments where GTECH was responsible for the administration of their VSAT-based lottery networks, these recent agreements call for Spacenet to provide ongoing management services for all sites deployed.

GTECH was the first lottery services provider to use satellite communications in an online lottery system, and has since proven that VSAT networks are a low-cost, dependable, easily deployable platform for any lottery location. As the lottery industry has increasingly moved its point-of-sale technology to IP-based networks, Gilat has been able to further solidify its position within the industry by providing ubiquitous, low-cost, secure access to the Internet for a wide range of state and national lotteries around the globe. The Spacenet/GTECH Minnesota rollout is noteworthy for being the first "all IP" lottery network in the nation.

Spacenet President and Chief Executive Officer Nick Supron said, "These recent awards demonstrate the lottery industry's preference for the kind of highly reliable, secure and affordable connectivity Spacenet can provide using Gilat's VSAT technology. They also demonstrate the continuing progress being made by Spacenet in securing sizable new business awards in a challenging telecom environment. As always, we're very happy to be working with GTECH - an industry-leading service company with whom we've built a close, mutually beneficial relationship over many years."

About GTECH
GTECH (NYSE: GTK) is a leading global information technology company with more than $1 billion in annual revenues, employing 4,700 persons in 44 countries. GTECH provides software, networks, and professional services that power high-performance, transaction processing solutions. GTECH's core market is the lottery industry, with a growing presence in financial services and related segments. Visit GTECH at www.gtech.com.

About Spacenet
With headquarters in McLean, Virginia, Spacenet Inc. is a wholly owned subsidiary of Gilat Satellite Networks Ltd. of Petah Tikva, Israel. Spacenet and Gilat are leading providers of satellite-based, broadband Internet communications technology. Spacenet provides two-way, satellite-based, broadband networking solutions for a wide range of organizations throughout North America. These solutions include provision of all equipment, bandwidth, implementation and ongoing network and field support on a full turnkey, outsource basis. Visit Spacenet at www.spacenet.com.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd., with its global subsidiaries Spacenet Inc. and Gilat Latin America, is a leading provider of telecommunications solutions based on Very Small Aperture Terminal (VSAT) satellite network technology - with nearly 400,000 VSATs shipped worldwide. Gilat markets the Skystar Advantage, DialAw@y IP, FaraWay, 360E and SkyBlaster* 360 VSAT products in more than 70 countries around the world. The Company provides satellite-based, end-to-end enterprise networking and rural telephony solutions to customers across six continents, and markets interactive broadband data services. The Company is a joint venture partner in SATLYNX, a provider of two-way satellite broadband services in Europe, with SES GLOBAL. Skystar Advantage®, DialAw@y IP(TM) and FaraWay(TM) are trademarks or registered trademarks of Gilat Satellite Networks Ltd. or its subsidiaries. Visit Gilat at www.gilat.com. (*SkyBlaster is marketed in the United States by StarBand Communications Inc. under its own brand name.)

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words "estimate", "project", "intend", "expect", "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat's products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat's products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company's proprietary technology and risks associated with Gilat's international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat's business, reference is made to Gilat's reports filed from time to time with the Securities and Exchange Commission.

Gilat Investor Contact:
Tim Perrott,
VP, Investor Relations (USA
Tel: +703-848-1515
tim.perrott@spacenet.com

Spacenet Media Contact
Fritz Stolzenbach
Director, Marketing
+17038481515
fritz.stolzenbach@spacenet.com